

February 7, 2012

Via Facsimile
Kelly M. Malson
Chief Financial Officer
World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607

    Re: World Acceptance Corporation
             Form 10-K for the Fiscal Year Ended March 31, 2011
             Filed June 3, 2011
             Form 10-Q for the Quarter Ended December 31, 2011
             Filed February 2, 2012
             File No. 000-19599

Dear Ms. Malson:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

March 31, 2011 Form 10-K

Facing Page

1. Please revise future flings to state the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the your most recently completed second fiscal quarter.

Kelly M. Malson
World Acceptance Corporation
February 7, 2012
Page 2

Note 1 – Summary of Significant Accounting Policies – Allowance for Loan Losses, page 37

2. You disclose that your allowance for loan losses has an allocated and an unallocated component and that the allocated component is based on historical and current economic information. Please revise future filings to:

    a. disclose the unallocated component for all periods presented,
    b. discuss how this amount is determined and the key drivers that impact the variability of this amount, and
    c. discuss the facts and circumstances related to any trends in this amount.

Note 19 – Litigation, page 64

3. Please revise future filings to clarify, if appropriate, that any reasonably possible losses in addition to amounts accrued are not material to your financial statements.

December 31, 2011 Form 10-Q

Note 5 – Allowance for Loan Losses, page 10

4. Please revise future filings to disclose the balance in the allowance for loan losses at each period end presented disaggregated on the basis of impairment method (i.e. individually or collectively). Refer to ASC 310-10-50-11B(g) for guidance. Please also ensure that the amounts presented in this disclosure aggregate to your total allowance for loan losses.

5. Your disclosure of the recorded investment in loans individually and collectively evaluated for impairment should aggregate to your total loan portfolio. Please tell us why you disclose that you have no loans collectively evaluated for impairment or revise this disclosure accordingly in future filings. Refer to ASC 310-10-50-11B(h) for guidance.

6. Please revise future filings to disclose as of each balance sheet date presented the recorded investment in impaired loans for which you have a related allowance for loan loss and the recorded investment in impaired loans for which you do not have a related allowance for loan loss. Refer to ASC 310-10-50-15(a)(3) for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief